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Allison M. Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

June 26, 2019

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Jay Williamson, Division of Investment Management

Re:	RiverNorth Opportunities Fund, Inc. (the “Fund”) File Nos. 333-225152; 811-22472

Dear Mr. Williamson:

We are writing in response to telephonic comments provided on May 31, 2019 with respect to Post-Effective Amendment No. 4 to the Fund’s registration statement filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and Amendment No. 16 to the Fund’s registration statement filed under the Investment Company Act of 1940, as amended (“1940 Act”), on April 18, 2019 on behalf of the Fund, a closed-end investment company. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s (the “Staff”) comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1. Given the nature of the Fund’s investments, briefly explain how the Fund complies with and ensures compliance under Section 12(d) of the 1940 Act.

Response 1. The Fund has adopted policies and procedures for the limitation on acquiring other investment companies and the Fund maintains compliance testing to ensure that the Registrant complies with Section 12(d) of the 1940 Act.

Comment 2. Please disclose to the Staff the primary drivers behind the realized and unrealized losses for the Fund’s six-month period ended January 31, 2019. While there are references to discount widening, the disclosure does not offer an explanation for the discount widening or how the adviser is positioning the Fund’s portfolio as a result. Please also disclose if any particular investments contributed materially to the Fund’s performance during the period, as current disclosure does not clearly identify such circumstances. In addition, please provide a similar level of explanation for the increases in net income.

Mr. Dominic Minore June 26, 2019 Page 2

Response 2. In response to the Staff’s comments, the Fund notes that a primary driver behind the Fund’s realized losses and increase in net income related to liquidating distributions received from two positions held by the Fund, American Capital Senior Floating, Ltd. (“ACSF”) and Managed Duration Investment Grade Municipal Fund (“MZF”), which occurred during the six-month period ended January 31, 2019 (the “Period”). As there was no information available regarding the tax character of the ACSF and MZF distributions at the time received by the Fund, the Fund booked the distribution amounts as income with a corresponding entry for realized loss, until ACSF and MZF released the necessary information. Excluding the effect of the ACSF and MZF distributions, the Fund’s net income in the Period would have been approximately 20% greater than the corresponding six-month period ended January 31, 2018.

As the Staff recognized, the widening in the discounts of the underlying funds held in the Fund’s portfolio was primary driver of the Fund’s unrealized losses in the Period. While the Fund cannot know the exact reasons for the market’s actions, the increases in discounts of the Fund’s underlying holdings correlated to the increases found in the overall closed-end fund market during the general market selloff that occurred in the fourth quarter of 2018. As discounts widened, the sub-adviser positioned the Fund to take advantage of the opportunity by increasing the Fund’s closed-end fund exposure to 86.1% of its portfolio as of January 31, 2019 compared to 71.2% at the beginning of the Period.

Comment 3. The Staff notes that “Borrowings at End of Period” is presented in the Financial Highlights and “Interest Expense on Borrowings” is presented in the fee table. However, there is no securities table as required by Item 4.3 of Form N-2. Please advise as necessary.

Response 3. Item 4.3 of Form N-2 requires information pertaining to “each class of senior securities (including bank loans)”. As of the end of the period noted in the filing, the Fund did not have any senior securities or bank loans that were deemed to be a senior security. Accordingly, the Fund believes that the referenced securities table under Item 4.3 of Form N-2 would not be applicable.

Comment 4. In the section entitled “INVESTMENT RESTRICTIONS” in the Statement of Additional Information, please explain why the clause that begins with “except to the extent . . .” in the concentration policy does not include an incremental freedom of action to concentrate or not to concentrate.

Response 4. The Fund respectfully notes that the clause beginning with “except to the extent” does not include whether the Underlying Funds have the freedom of action to concentrate or not to concentrate because the Fund does not consider the concentration of its underlying investment companies when determining the Fund’s compliance with its concentration policies. The Fund is not aware of any requirement to “look through” its investments in an investment company to the underlying holdings of the investment company for purposes of determining compliance with its policy on concentrating its investments in any one industry.

Mr. Dominic Minore June 26, 2019 Page 3

Comment 5. The Staff notes that the Fund has removed some undertakings that were included in the Fund’s previous registration statement. Please explain why and confirm you have included all required undertakings.

Response 5. The disclosure has been revised accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526. Thank you.

Sincerely,

/s/Allison M. Fumai
Allison M. Fumai